82-3209



OMV

News Release



June

www.omv.com

OMV: EUR 377 million BAYERNOIL acquisition successfully completed

- **Closing today, effective as of July 1, 2003**
- **313 filling stations in Germany, Hungary and Slovakia**
- **45% stake in BAYERNOIL refinery alliance and 18% in Transalpine Pipeline**
- **Approval of EU commission and competition authorities**

OMV, the leading oil and gas company in Central and Eastern Europe, has completed its EUR 377 million (mn) acquisition of 313 Aral and BP filling stations in southern Germany, Hungary and the Slovak Republic, together with a 45% stake in the BAYERNOIL refining network and an 18% stake in the Transalpine Pipeline (TAL). Closing for this acquisition that was announced in February took place on June 30, 2003, effective as of July 1, 2003 following the unconditional approval of the EU Commission in June and the earlier approval of the relevant cartel offices in April 2003.

At a purchase price of EUR 377 mn, this was the largest acquisition in OMV's corporate history. To finance the working capital needs the company will expend approximately EUR 130 mn. Gerhard Roiss, member of the Executive Board with responsibility for Refining and Marketing and Deputy Chairman, said: "This acquisition brings us closer to our stated target of doubling our size by 2008 and of becoming a leading European oil and gas company. The acquisition will start to increase income immediately in the second half of 2003, and will significantly strengthen OMV's market leadership in its Central and Eastern European core region."

Market leader in a region with over 100 mn inhabitants

Through this acquisition, OMV has reached a leading position in Bavaria and strengthened its presence in the EU expansion countries Hungary and the Slovak Republic. The OMV group now has 1,736 filling stations in Central and Eastern Europe, and a market share of 12% here. The Company's target remains to increase market share in the Central and Eastern European growth market to 20% by 2008.

With an additional 5.4 mn tons (t), OMV's refinery capacity in Bavaria increases from 3.4 mn t to 8.8 mn t per year and enables the Company to establish a strong strategic supply position there by integrating its Bavarian Burghausen refinery into the 12-mn-ton BAYERNOIL network of refineries. OMV will also be utilising short- and long-term synergies to optimise its retail and commercial businesses. The acquisition of an additional 18% stake in the Transalpine Pipeline will now give OMV over 25% of one of the most important oil pipelines from the Mediterranean to northern Europe.

dlw 7/6

Notes to editors:

Third-largest filling station network in Bavaria
Of the filling stations acquired by OMV, 247 are located in southern Germany, mainly in Bavaria, Saxony, Baden-Württemberg and Thuringia. In Bavaria, OMV has a market share of 9% and over 246 filling stations. 71 new stations are located in Baden-Württemberg. In Saxony, the number of filling stations operated by OMV is 50 and market share is 9%. The rebranding of the filling stations is expected to be completed in the second quarter of 2004.

A strong international player in Hungary and the Slovak Republic
In Hungary, OMV acquired 55 Aral high-quality filling stations, increasing its market share from about 11% to 16%. Thus the number of OMV filling stations has increased from 113 to 168. In the Slovak Republic, the acquisition of 11 Aral stations brings OMV's total number of stations to 81, and its market share to 15%. OMV is therefore establishing itself as the leading international company in this growth market.

OMV Aktiengesellschaft
OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is one of Austria's largest listed industrial companies. As the leading oil and gas company in Central and Eastern Europe, the OMV Group is active in 12 of these countries in its Refining and Marketing (R & M) business, and has set a goal of doubling its market share in the area to 20% by 2008. OMV is now involved in international exploration and production activities (E & P) in 17 countries. The Group operates integrated chemical manufacturing plants. In addition, it holds a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, a 45% stake in the BAYERNOIL refinery network, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.

— Ends —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–June and Q2 2003** on August 19, 2003


OMV

News Release

July 1, 2003 www.omv.com

OMV: Schwechat set to become one of the leading locations in European plastics industry

- **EUR 200 million for extension of ethylene and propylene production**
- **Increase of capacity to 900,000 tons per year by 2006**
- **Petrochemicals add value to the business**
- **Synergies through integration with Borealis**

OMV, Central and Eastern Europe's leading oil and natural gas group, today announces the planned extension of the petrochemicals capacity at its refinery in Schwechat. Approximately EUR 200 million (mn) will be invested to increase ethylene and propylene production, upgrading the overall capacity from 650,000 to 900,000 tons (t) per year. The extended facilities will be completed in autumn 2005. At the same time Borealis, one of the world's leading plastics manufacturers, will also increase its capacity in Schwechat to approximately 1 mn t per year, thus putting Schwechat firmly on the map of leading locations in the European plastics industry.

The extension of the petrochemicals and plastics production capacity in Schwechat, a joint project with Borealis, will be a significant boost for OMV's value added chain in production. Gerhard Roiss, Deputy CEO of OMV, comments: "The overall joint investment by OMV and Borealis in Schwechat will amount to approximately EUR 400 mn, the largest single investment ever made in that location. This will both strengthen and consolidate the competitive position of Schwechat as a petrochemicals centre. From 2006 Schwechat will be one of the leading locations in the European petrochemicals industry, with about 900,000 t per year production for OMV and almost 1 mn t per year production for Borealis."

Gerhard Roiss commented: "This investment is deliberately being made when the plastics industry is at the bottom of its economic cycle in order to benefit from an expected upturn in 2005/06. An increasing demand for plastics is already becoming evident in Asia. This trend is expected to accelerate in that region and to start impacting Europe in the second half of 2003".

Modern facility to increase value added products

The EUR 200 mn investment in Schwechat will be used to upgrade cracker facilities required for the production of ethylene and propylene. These basic petrochemical products are used in manufacturing high-quality plastics. OMV will extend its ethylene capacity by 150,000 t to approximately 500,000 t per year and its propylene capacity by 100,000 t to approximately 400,000 t per year. The facilities are scheduled to run at full production capacity from January 1, 2006. The majority of the petrochemicals manufactured by OMV in its refinery in Schwechat are delivered by pipeline to the neighbouring Borealis plant as an input material for its polyethylene and polypropylene production.

Synergies between OMV and Borealis
The plastics activities of Borealis, which is 50% owned by OMV and IPIC, are an integral part of OMV's petrochemicals chain. In 2002, the OMV Group sold approximately 1.1 mn t of ethylene and propylene, of which 650,000 t was produced in Schwechat. Covering 27% of Borealis' petrochemicals demand in Schwechat and Burghausen, OMV is the largest monomer supplier for Borealis. By 2005, Borealis will extend its polyolefin capacities in Schwechat by approximately 250,000 t per year. The construction of a new Borealis polyethylene plant and the extension of a polypropylene plant will bring the Company's total production capacity to about 1 mn t per year.

Notes to editors:

Monomers and plastics:
The most important applications for polyethylene (feedstock is ethylene) are plastic sheets, storage and transport containers. Polypropylene (PP) with propylene as the input material is used to manufacture packaging materials and textiles. An alternative application of polypropylene is the automotive industry, where PP is found in bumpers and fittings.

OMV Aktiengesellschaft
OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is one of Austria's largest listed industrial companies. As the leading oil and gas company in Central and Eastern Europe, the OMV Group is active in 12 of these countries in its Refining and Marketing (R & M) business, and has set a goal of doubling its market share in the area to 20% by 2008. OMV is now involved in international exploration and production activities (E & P) in 17 countries. The Group operates integrated chemical manufacturing plants. In addition, it holds a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, a 45% stake in the BAYERNOIL refinery network, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.

Borealis
Borealis is a leading supplier of high-quality polyolefin plastics - polyethylene and polypropylene - producing over 3.5 million tons of these plastics per year. The Borealis head office is in Denmark and the Group has manufacturing sites and operations in Austria, Belgium, Brazil, Finland, Germany, Italy, Norway, Portugal, Sweden, the United Arab Emirates and the USA. Customer Services Centres are located in Austria, Belgium, Finland, Germany, Italy, Spain and Sweden.

Borealis is owned 50% by the Norwegian oil company Statoil, 25% by IPIC, the International Petroleum Investment Company of Abu Dhabi, and 25% by OMV, the Austrian oil and gas group.

— **Ends** —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–June and Q2 2003** on August 19, 2003



03 JUL 16 AM 7:21 **News Release**

June 24, 2003
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV: EUR 300 mn E&P Preussag acquisition closed

- **Earnings enhancing from 2003**
- **Additional 20,000 boe per day**
- **Stronger position as international E&P player**

OMV, the leading oil and gas company in Central and Eastern Europe, has successfully completed the acquisition of the entire international exploration and production portfolio that it obtained from Preussag Energie with effect from January 1, 2003. The price for this acquisition was approximately EUR 300 million. The new exploration and production licenses are primarily located in OMV's core E&P regions, providing an optimal fit with the Group's growth strategy. The acquisition will be earnings enhancing immediately.

OMV has now increased its daily output for 2003 by about 20,000 barrels of oil equivalent per day (boe/d) from an average output of about 83,000 boe/d in 2002. This brings the Group closer to its goal of expanding its oil and gas production to 160,000 boe/d by 2008.

According to Helmut Langanger, member of the OMV Board of Management responsible for Exploration and Production, "The assets acquired are attractive because of their growth potential. We will be able to achieve 90% of our 2008 target production solely through OMV's E&P portfolio and the assets acquired from Preussag. This greatly expands our position as an international player in the E&P business."

OMV now has additional 77 million boe proved oil and gas reserves and 172 million boe proved and probable reserves. As of the end of 2002, OMV's proved oil and gas reserves were 343 million boe, and proved and probable reserves were 557 million boe.

Notes and details on closing:
The international E&P assets of Preussag Energie GmbH in Albania, Ecuador, Qatar, Tunisia, Venezuela and Yemen were spun off into the Preussag Energie International GmbH as part of the transaction. This new company was entirely acquired by OMV Aktiengesellschaft. The New Zealand portfolio was acquired through OMV New Zealand Pty Ltd, a wholly owned subsidiary of OMV Aktiengesellschaft.

After the successful closing of the entire acquisition, the remaining approvals from governmental authorities and partner companies for the assets in Albania, Ecuador, Qatar, Venezuela and Yemen can now be obtained. These approvals are expected in the next few months.

OMV Aktiengesellschaft
OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a market capitalization of EUR 2.8 billion, is one of the largest industrial companies in Austria traded at the Vienna Stock Exchange. As the leading oil and gas company in Central and Eastern Europe, the OMV Group is active in 12 of these countries in its Refining and Marketing (R & M) business, and it has set a goal of doubling its market share in the area to 20% by 2008. OMV is now involved in international exploration and production activities (E & P) in 17 countries. The Group operates integrated chemical manufacturing plants. In addition, it has a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, a 45% stake in the BAYERNOIL refinery alliance, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.

— Ends —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–June and Q2 2003** on August 19, 2003



News Release

July 2, 2003
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV: Long-term refinancing for recent acquisitions accomplished

- **First Austrian industrial company in US private placement market**
- **USD 320 mn private placement with 10 and 12 years maturity closed**
- **With EUR 250 mn largest Euro bond ever placed in domestic market**

OMV, Central and Eastern Europe's leading oil and gas company, has successfully completed the refinancing transactions initiated after two major acquisitions in Exploration and Production and in Refining and Marketing in 2003. In the first ever US private placement by an Austrian industrial company OMV issued senior notes with a maturity of ten and twelve years raising USD 320 million (mn). Together with the EUR 250 mn corporate bond issue closed last week, this placement means that about two thirds of the value of the recent acquisitions are refinanced on a long-term basis.

David C. Davies, CFO of OMV, commented: "The long-term maturity of both instruments provide an efficient method of supporting OMV's long-term growth plans as we pursue our stated aim of doubling our production and sales volume by 2008."

On June 27, 2003, OMV (U.K.) Ltd., a wholly owned subsidiary of OMV Aktiengesellschaft, successfully closed a sale of senior notes raising USD 320 million mn. The notes were issued in two series with final maturities of 2013 and 2015 in the US private placement market to several US institutional investors. The 10-year series (USD 182 mn issued) were priced at par with a coupon of 4.73% and the 12-year series (USD 138 mn issued) were priced at par with a coupon of 4.88%. They are guaranteed by the parent company OMV Aktiengesellschaft. High demand for the notes meant that OMV actually raised more than the USD 250 mn initially targeted. ABN Amro and Citigroup Global Markets Inc. acted as joint placement agents for this transaction.

On June 26, 2003 the subscription period ended for OMV's first EUR Corporate bond. As already published, this EUR 250 mn bond has a maturity of seven years, a coupon of 3.75% p.a. and a re-offer issuance price of 99.47, which means a 3.84% investors return to be paid by OMV. Again, the amount raised surpassed the EUR 150 mn initially planned. Bank Austria-Creditanstalt acted as sole lead manager together with a syndicate of nine Austrian banks.

These transactions have not only increased OMV's debt maturity profile but also diversified its debt investor base beyond the European banking market into the international debt capital market. Via the USD notes a natural hedge against its USD exposure out of the operational business is established. Both transactions refinanced approximately two thirds of the value of the recent acquisitions on a long-term basis.

OMV accessed the long term debt market now to take advantage of the lowest interest rate levels seen in over four decades. With the US private placement OMV targeted US institutional investors, whereas it focused on the Austrian retail market and European institutional investors for the Euro bond. Retail investors subscribed approximately 42%.

Notes to editors:

OMV Aktiengesellschaft
OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is one of Austria's largest listed industrial companies. As the leading oil and gas company in Central and Eastern Europe, the OMV Group is active in 12 of these countries in its Refining and Marketing (R & M) business, and has set a goal of doubling its market share in the area to 20% by 2008. OMV is now involved in international exploration and production activities (E & P) in 17 countries. The Group also operates integrated chemical manufacturing plants. In addition, it holds a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, a 45% stake in the BAYERNOIL refinery network, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; E-Mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next results announcement **January–June and Q2 2003** on August 19, 2003